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                                   EXHIBIT 11
                    COMPUTATION OF EARNINGS PER COMMON SHARE
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                                            DECEMBER 31,   FEBRUARY 29,
                                               1996           1996
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

Weighted Average shares outstanding
          common stock                         4,323,083      2,727,046
Dilutive effect common stock options             199,356        165,618
Weighted average common and common
        share equivalents                      4,522,439      2,882,659

Net Income                                    $  876,000    $(2,581,000)
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Net income per common share equivalent        $     0.19    $      (.89)
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